Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 57826V-213259 January 23, 2014

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:       Mr. Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

Re:      Telupay International Inc. (f/k/a I-Level Media Group Incorporated)
            Amendment No. 1 to Form 8-K
            Filed December 31, 2013
            Response dated December 23, 2013
            File No. 000-52069

            We are counsel for and write on behalf of Telupay International Inc. (the "Company") in response to the Staff's letter of January 9, 2014 (the "Comment Letter") signed on behalf of Mr. Larry Spirgel, of the United States Securities and Exchange Commission (the "Commission").

            On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, Amendment No. 2 (the "Form 8-K/A2") to the Company's Form 8-K as originally filed on September 30, 2013, as amended by Amendment No. 1 thereto as filed on December 31, 2013 (the "Form 8-K/A2"). We confirm that the Form 8-K/A2 has been redlined to show all changes from the Form 8-K/A1.

            On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter. We confirm that the disclosure changes described below have been made in the Form 8-K/A2 as filed and as transmitted herewith.

Commission Comment:

Item 2.01 - Completion or Acquisition or Disposition of Assets, Page 4

1.       Please revise your disclosure regarding contacts between Mr. Ansell and Mr. Chiew prior to the merger to distinguish between Telupay and I-Level Media. As drafted, your references to "the company" are potentially ambiguous.

Company Response:

            We confirm, on behalf of the Company, that the Company has revised its disclosure to distinguish between Telupay and I-Level Media.

Commission Comment:

Certain Relationships and Related Transactions and Director Independence, Page 28

Related Party Transaction, Page 28

2.       We note your revised disclosure that upon completion of the merger transaction Forte Finance held 5,386,097 shares of your common stock. Based on 107,411,182 shares of your common stock issued and outstanding as of September 24, 2013, it appears that Forte Finance may own over 5% of your issued and outstanding shares. Please add Forte Finance to your beneficial ownership table on page 21 or tell us why it is not necessary.

Company Response:

            We confirm, on behalf of the Company, that the Company has added Forte Finance to the beneficial ownership table.

Commission Comment:

Telupay PLC and Subsidiaries

Consolidated Financial Statements

Revenue Recognition, Page F-21

3.       We note your response to comment 14 from our letter dated October 24, 2013. However, it does not appear that you have revised your revenue recognition disclosure; as such we are reissuing our prior comment. It appears that your current revenue recognition policy quotes accounting literature and does not specifically state when and how you recognize revenue for your different transactions. Please enhance your revenue recognition policy to clearly describe each type of revenue stream, terms of the revenue arrangements, and your specific revenue policy as it relates to each revenue stream. Disclose when you recognize revenue for each revenue stream. Also, provide detailed discussion of your accounting for revenue-sharing arrangements noted on page seven of your filing.

Company Response:

            We confirm, on behalf of the Company, that the Company has revised its revenue recognition disclosure.

            On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed Form 8-K/A2 are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

            On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours truly,

"Daniel D. Dex"

Daniel D. Dex

DDD/mly

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